VF 5-11-05



05041777

SE... MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAY 0 2 2005 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 50249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins & McIlhenny, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Grogan's Point Court
(No. and Street)

The Woodlands Texas 77380
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Patrick Collins 281-367-3456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway Suite 1000 Houston Texas 77380
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Patrick Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins & McIlhenny, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

J. Patrick Collins General Principal

Title



Notary Public


DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLINS & MCILHENNY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

CONTENTS

Harper & Pearson Company  Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Collins & McIlhenny, Inc.
Houston, Texas

We have audited the accompanying balance sheet of Collins & McIlhenny, Inc. (an S corporation) as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and Schedules II and III of Collins & McIlhenny, Inc. as of December 31, 2003 and for the year then ended were audited by other auditors, whose report dated February 24, 2004 expressed an unqualified opinion on those statements and schedule.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collins & McIlhenny, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
April 27, 2005

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

ASSETS	2004	2003
Cash and cash equivalents	$ 188,566	$ 33,041
Marketable securities at market value	3,150	2,655
Investment in limited liability company - at equity	202,524	170,900
Royalty interest	257,947	-
Furniture and office equipment, less accumulated depreciation of $19,398 in 2004 and $17,871 in 2003	9,333	2,472
TOTAL ASSETS	$ 661,520	$ 209,068
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, 500 shares issued and outstanding	$ 5	$ 5
Additional paid-in capital	161,189	161,189
Retained earnings	500,326	47,874
TOTAL STOCKHOLDER'S EQUITY	$ 661,520	$ 209,068

The accompanying notes are an integral part of the financial statements.

COLLINS & MCILHENNY, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues		
Unrealized gain on securities owned	$ 258,442	$ (645)
Royalty income	11,120	-
Return on acquisition of distressed debt	-	92,717
Equity in earnings of limited liability company	411,024	40,443
Total revenues	680,586	132,515
Expenses		
General and administrative	59,560	51,520
Depreciation	1,527	685
Total expenses	61,087	52,205
Net income	$ 619,499	$ 80,310

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance at January 1, 2003	$ 5	$ 53,157	$ (27,508)
Distributions	-	-	(4,928)
Contribution of additional paid-in capital	-	108,032	-
Net income	-	-	80,310
Balance, December 31, 2003	5	161,189	47,874
Distributions	-	-	(167,047)
Net income	-	-	619,499
Balance, December 31, 2004	$ 5	$ 161,189	$ 500,326

The accompanying notes are an integral part of the financial statements.

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 11,120	$ 92,717
Cash paid for management and administrative expenses	(59,560)	(51,520)
Net cash (used) provided by operating activities	(48,440)	41,197
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in limited liability company	-	(160,000)
Acquisition of furniture and office equipment	(8,388)	(2,343)
Distributions received from limited liability company	379,400	29,543
Net cash provided (used) by investing activities	371,012	(132,800)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(167,047)	(4,928)
Increase in additional paid-in capital	-	108,032
Net cash (used) provided by financing activities	(167,047)	103,104
NET INCREASE IN CASH AND CASH EQUIVALENTS	155,525	11,501
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,041	21,540
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 188,566	$ 33,041
RECONCILIATION OF NET INCOME TO NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 619,499	$ 80,310
Equity in earnings of limited liability company	(411,024)	(40,443)
Depreciation	1,527	685
Unrealized (gain) loss on securities owned	(258,442)	645
Net cash (used) provided by operating activities	$ (48,440)	$ 41,197

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Collins & McIlhenny, Inc. (an S corporation) ("the Company") is located in The Woodlands, Texas and is a private investment banking firm. Consequently, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD).

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the individual shareholder. The Company is subject to certain state income taxes.

Cash and Cash Equivalents – The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2004 and 2003.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments in marketable securities are carried at market value based on quoted market price with unrealized gains and losses reflected in operations. Equity investment in a limited liability company, which the Company has a noncontrolling 50% interest, is carried at cost and adjusted for the Company's proportionate share of the undistributed earnings and losses. Royalty interests are valued at the net present value of expected cash flows from oil and gas production, discounted at 10%.

NOTE B NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2004 and 2003 or in the procedures followed in making the required periodic computations. At December 31, 2004 and 2003 the Company had net capital of $191,243 and $35,696, respectively, and a net capital requirement of $5,000 for each year. The Company's ratio of aggregate indebtedness to net capital was 0% at December 31, 2004 and 2003. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE C INVESTMENT IN LIMITED LIABILITY COMPANY

On March 14, 2003, the Company acquired a 50% interest in a limited liability company through the formation of C&H Mineral Holdings, LLC, an entity whose primary operations consist of holding net revenue interests in oil and gas properties. The following is a summary of financial position at December 31, 2004 and 2003 and the results of operations for the year ended December 31, 2004 and for the period from March 14, 2003 through December 31, 2003:

	2004	2003
Current assets	$ 1,818	$ 66,367
Other assets	338,706	275,433
Total assets	$ 340,524	$ 341,800
Members' equity	$ 340,524	$ 341,800
Revenues	$ 861,605	$ 123,608
Expenses	39,556	42,722
Net income	$ 822,049	$ 80,886

During 2004 and 2003, distributions of $379,400 and $29,543, respectively were received from equity method investments.

NOTE D ROYALTY INTEREST

Through the Company's investment banking activities, during 2003 the Company acquired a royalty interest in three operating oil and gas wells in exchange for certain services. The royalty interest has been valued based upon a reserve analysis performed by the production company which reflected a 15 year life for the wells. The present value of the expected future payments from the wells discounted at 10% totaled $257,947 at December 31, 2004.

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 661,520
Total capital and allowable subordinated liabilities	661,520
Deductions and/or charges	
Nonallowable assets	(469,804)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	191,716
Haircuts on securities	473
Net capital	$ 191,243
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 186,243
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

COLLINS & MCILHENNY, INC.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 209,068
Total capital and allowable subordinated liabilities	209,068
Deductions and/or charges	
Nonallowable assets	173,372
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	35,696
Haircuts on securities	-
Net capital	$ 35,696
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 30,696
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004 AND 2003

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.

Harper & Pearson Company  Certified Public Accountants

Professional Corporation

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

April 27, 2005

Board of Directors
Collins & McIlhenny, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Collins & McIlhenny, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas